SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 19, 2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

I hereby certify that a copy of voting agreement – ACORDO DE VOTO DA BRASIL TELECOM PARTICIPAÇÕES S.A. – comprised of 13 pages has been presented to me in the Portuguese language, the text thereof I have translated into the English language, as follows:

[The 1st to the 12th page contain on the lower right hand corner eight initials]

VOTING AGREEMENT OF
BRASIL TELECOM PARTICIPAÇÕES S.A.

The following sign the Shareholders’ Agreement hereunder;

1. SOLPART PARTICIPAÇÕES S.A., a company duly organized and legally existing in accordance with the laws of the Federative Republic of Brazil, registered under CNPJ/MF corporate taxpayers’ registry no. 02.607.736/0001-58, with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Presidente Wilson no. 231, 28º andar, herein represented through its Bylaws, hereinafter referred simply to as “Solpart”;

2. OPPORTUNITY LÓGICA II FIA, a stock investment fund duly organized and legally existing in accordance with laws of Federative Republic of Brazil, registered under CNPJ/MF corporate taxpayers’ registry no. 00.185.259/0001-54, represented by its administrator, BANCO OPPORTUNITY S.A., with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Av Presidente Wilson, 231, 3ºandar (part) , registered under CNPJ/MF corporate taxpayers’ registry no. 33.857.830/0001-99, herein represented through its Bylaws, hereinafter referred simply to as “Lógica II”;

3. OPP I FIA, a stock investment fund duly organized and legally existing in accordance with laws of Federative Republic of Brazil, registered under CNPJ/MF corporate taxpayers’ registry no. 00.083.181/0001-67, represented by its administrator, BANCO OPPORTUNITY S.A., with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Av Presidente Wilson, 231, 3º andar (part) , registered under CNPJ/MF corporate taxpayers’ registry no. 33.857.830/0001-99, herein represented through its Bylaws, hereinafter referred simply to as “Opp I”;

4. OPPORTUNITY I FIA, a stock investment fund duly organized and legally existing in accordance with laws of Federative Republic of Brazil, registered under CNPJ/MF corporate taxpayers’ registry no. 00.185.258/0001-00, represented by its administrator, BANCO OPPORTUNITY S.A., with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Av Presidente Wilson, 231, 3º andar (part) , registered under CNPJ/MF corporate taxpayers’ registry no. 33.857.830/0001-99, herein represented through its Bylaws, hereinafter referred simply to as “Opportunity I”;

5. OPPORTUNITY FUND, duly organized and legally existing in accordance with the laws of the Cayman Islands, with head office at P.O. Box 852, GT, UBS House 227, Elgin Avenue, Grand Cayman, Cayman Islands, herein represented through its constitutive documents, hereinafter referred to as “Opportunity Fund” ;

6. CVC/OPPORTUNITY EQUITY PARTNERS L.P., duly organized and legally existing in accordance with the laws of Cayman Islands, with head office at P.O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands, British West Indies, herein represented through its constitutive documents, hereinafter referred simply to as “Cvc/Opp LP”, and , in conjunction with Solpart, Logica II, Opp I, Opportunity I and Opportunity Fund, “Shareholders”;

WHEREAS:

The herein shareholders hold interest in Brasil Telecom Participações S.A., a publicly-held company, registered under CNPJ/MF corporate taxpayers’ registry no. 02.570.688/0001-70, with head office at SIA Sul ASP Lote D, bloco B, 1º andar, Guará, Brasilia (“Company”), which represent at this time 60.14% of its voting capital;

The Company holds the majority of the voting capital stock of Brasil Telecom S.A. (“BrT”), a publicly-held company, registered under CNPJ/MF corporate taxpayers’ registry no. 07.408.927/0001-42, with head office at SIA Sul ASP, conjunto D, Bloco B, 1º andar, Brasilia, DF, utilities concessionary of switched fixed telephony service in Region II of the General Grant Plan approved by Decree no. 2.534/98;

The controlling interest of the Company ad BrT is held by several companies which, directly or indirectly, have interest in the capital stock of Solpart;

Certain shareholders of Solpart, to wit, Techold Participações S.A. (“Techold”), Telecom Italia International N.V and Timepart Participações Ltda, signed, on August 27th, 2002, an addendum to Solpart shareholders’ agreement, altering and consolidating the text of the shareholders’ agreement signed on July 19th, 1998, which can be found duly filed at the Solpart’s head office of at the companies controlled by Solpart (“Solpart Shareholders’ Agreement”);

Certain shareholders of Invitel S.A. (“Invitel”), a company that holds the majority of the capital stock of Techold, to wit, Social Security Fund of the Employees of Banco do Brasil (“Previ”), Social Security Fund (Sistel), Petrobras Social Security Fund (Petros), Embratel Social Security Fund (Telos), Opportunity Fund, Opportunity Zain S.A., CVC/Opportunity Equity Partners FIA, CVC Opportunity Equity Partners, LP, PRIV FIA and Tele FIA signed on May 4, 1999, the Invitel Shareholders Agreement, which can be found duly filed at the head office of Invitel, Techold, Solpart and the companies controlled by the latter (“Invitel Shareholders’ Agreement ” which, when referred to in conjunction with the Solpart Shareholders’ Agreement, shall be referred simply to as “Shareholders’ Agreement”);

The Shareholders’ Agreements, among other provisions, set forth certain rules related to the exercise of controlling power of Invitel, Techold, Solpart and its respective controlled companies, notably the Company and BrT;

The Shareholders’ Agreement set the obligation of the relevant undersigned parties as well as the individuals appointed by them for the management of each one of the companies referred to in the Shareholders’ Agreement, including and notably for the management of the Company and for BrT, to vote uniformly and in combination in relation to all matters therein specified;

Shareholders 2 to 6 decided to invest in the Company as means of assuring the effective exercise of the control over the Company and BrT by the current controlling group of Solpart;

The Shareholders are aware of the provisions of the Shareholders’ Agreement and are interested in signing a voting agreement aimed at assuring the compliance and the effectiveness of decisions validly taken y the undersigned parties of the Shareholders’ Agreement in relation to the Company and BrT and, when applicable, the companies in which the Company and/or BrT hold interest or come to hold interest, directly or indirectly, in a way which assures the stability of these companies control and avoids control alterations which may cause impact at corporate and regulatory levels.

Shareholders resolve to sign the voting agreement (“Voting agreement”) to regulate the exercise of the foregoing in relation to the Company and BrT, as well as, when applicable, to the companies in which the Company and/or BrT hold interest or come to hold interest, directly or indirectly, for the purposes and effects of article 118 of Law no. 6.404 of 12/15/1976, in conformity with the following clauses and conditions;

I. GENERAL PROVISION

1.1

The Company and BrT shall be governed by their respective Bylaws, binding the Shareholders to exercise their respective voting rights in relation to the Company, and make the latter exercise its voting right in relation to BrT with the purpose of promoting the effectiveness and full compliance with the provisions of the said Shareholders’ Agreement related to the Company and/or to BrT, including the appointment and election of their respective board’s members, as pursuant to the provisions of the herein Voting Agreement.

1.2	The provisions set forth in the Voting Agreement herein apply also, if applicable, to the companies in which the Company and/or BrT hold interest or come to hold interest, directly or indirectly.

1.3

The provisions set forth in the Voting Agreement equally bind herein the individuals (“Representatives”), appointed by the Shareholders for management of the Company and/or BrT (board of directors and executive officers) in compliance with the Shareholders’ Agreements, as well as for the management of any companies in which the Company and/or BrT hold interest or come to hold interest directly or indirectly.

1.4

For the purpose of the foregoing item 1.3, the Shareholders bind themselves to make the individuals appointed by them to the management of the Company, BrT or, if applicable, of the companies in which the Company and/or BrT hold interest or come to hold interest directly or indirectly, as a condition to take office, undertake to sign instruments stating their awareness of the terms stated in the Shareholders’ Agreement and the herein Voting Agreement as well as agree with them.

1.5

At no detriment to the exercise of the voting right in the manner set forth above, it is the responsibility of the Shareholders to adopt other needed or useful measures under the terms of the relevant Shareholders’ Agreements to implement the decisions validity taken at previous meeting, general meeting and/or board meetings of Invitel, Techold and/or BrT hold interest or come to hold interest, directly or indirectly, according to the case in compliance with the relevant Shareholders’ Agreement.

II. BINDING SHARES

2.1

The Voting Agreement herein binds all normative shares to the voting rights, issued by the Company and held by the Shareholders, which are subject to all herein set forth terms and such shares are hereinafter referred to as “Share” or “Shares”.

2.2	The following shall also be automatically binding to the herein Voting Agreement and shall also be referred to as “Shares”:

(a)	any shares with voting rights, issued by the Company due to dividends of Shares and/or stock splits or stock groupings which may for any reason come to be acquired by the Shareholders;

(b)	any shares with voting rights, issued by the Company due to the purchase and/or subscription and/or acquisition, for any reason, by the Shareholders;

(c)

any shares with voting rights, issued by the Company due to the conversion or swap of any securities, including of the participation certificates, debentures conversion, shares or use of subscription bonds, which may come to be acquired, for any reason, by the Shareholders, and;

(d)	any shares issued by the Company which may receive transitory voting rights, by force of the legal provision or, by the board or legal decision, while such rights prevails.

III. MEETINGS PRIOR TO THE GENERAL AND BOARD MEETINGS

3.1

The Shareholders shall exercise their voting rights at the Company’s General Meeting in compliance with herein dispositions and shall instruct their Representatives at the Board of Directors of the Company, BrT and, if applicable, of the companies in which the Company and/or BrT hold interest or come to hold interest, directly or indirectly, to vote in the same manner at the respective board or general meetings.

3.2

Prior to any decision to be taken by the general or board meeting of the Company, BrT and, if applicable, of the companies in which the Company and/or BrT hold interest or come to hold interest directly or indirectly, the Shareholders must meet (“Prior Meeting”) with the purpose of establishing the content of a uniform and combined vote to be cast by the Shareholders or by the respective Representatives at the general or board meeting to be held, as the case may be.

3.2.1

The decisions taken at such Prior Meeting shall bind the Shareholders and their Representatives votes at the general and board meetings of the Company, BrT and, if applicable, of the companies in which the Company and/or hold interest or come to hold interest directly or indirectly.

3.3

At Prior Meeting, each Share shall be entitled to one vote and the decisions to be taken shall be taken by majority vote of the Shareholders in attendance and recorded in writing in the minutes to be drawn up for this purpose in full compliance with the terms set forth on item 3.4 below.

3.4

Should there arise matters in the agenda of the relevant general or board meeting, which have been the subject of resolution in a prior meeting. General and Board meeting of Invitel, Techold or Solpart, under the terms of the relevant Shareholders’ Agreements, the vote of the Shareholders and/or their Representatives in the corresponding Prior Meeting, General or Board meeting of the Company, BrT or, if applicable, of the companies in which the Company and/or BrT hold interest or come to hold interest directly or indirectly, must be conformity and compliance with the decisions taken at Invitel, Techold and/or Solpart, under the terms of the respective Shareholders’ Agreement and the objectives set therein, in a manner which assure efficiency and full compliance to the provisions of the Shareholders’ Agreements herein.

3.5	The Prior Meetings shall be summoned by any Shareholder, through a written notification submitted at least 24 (twenty-four) hours in advance, in compliance with the following rules:

3.5.1

The Prior Meeting shall be by the first business day prior to the occurrence of each one of the general or board meetings of the Company and/or BrT and/or, if applicable, of the companies in which the Company and/or BrT hold interest or come to hold interest directly or indirectly.

3.5.2

The Prior Meeting shall be held in the city of Rio de Janeiro, State of Rio de Janeiro, at Av. Presidente Wilson no.231, 28o andar (part), or alternatively, at the head office of the Company, as informed in writing in the respective summons.

3.5.3

The Shareholders shall receive, whenever possible, the agenda of the prior meeting and the copy of all relevant documents to any decisions to be taken, notably, a copy of the minutes of the Prior Meeting, the board or general meeting of Invitel, Techold or Solpart, according to the case, in which a decision has been taken binding the votes cast by Shareholders and their Representatives.

3.5.4	The Prior Meeting may be held at any place and at any time, without the need for summons, if all Shareholders are present.

3.6

The Shareholder who fails to attend the Prior Meeting agrees to vote at the general meeting and make to vote their Representatives at the general and board meetings of the Company, BrT and, if applicable, of the companies in Which the Company and/or BrT hold interest or come to hold interest directly or indirectly, in accordance with the established at the Prior Meeting to which the Shareholder did not attend.

3.7	Without Prejudice to its other remedies set forth by law, any of the Shareholders, whether directly or through their Representatives, may:

(i)

request from the Chairman of the general or board meeting of the Company, BrT and, if applicable, of any companies in which the Company and/or BrT hold interest or come to hold interest directly or indirectly, to declare the invalidity of any vote cast in disagreement to the terms set forth in the Prior Meeting or in the Shareholders’ Agreements:

(ii)

exercise the powers granted by the terms set forth on the foregoing item 4.3 (a) to represent a Shareholder or his Representative, respectively, at a general or board meeting in which such shareholder may be absent or in which he has abstained from voting and (b) to vote with the Shares of the absent Shareholder; and, furthermore,

(iii)

under the terms of the laws of the Commercial Registry, contest or appeal against the administrative act related to register or filing of the minutes of the general meeting and/or the board meeting of the Company, BrT and/or, if applicable, of the companies in which the Company and/or BrT hold interest or come to hold interest directly or indirectly, which may contain a decision that violates the provisions herein set forth.

(iv)	IV. SPECIFIC EXECUTION AND PROVISION OF THE WISH OF THE ABSENT PARTY OR HIS REPRESENTATIVE, OR MANIFESTED IN A DIFFERENT MANNER TO THAT SET FORTH IN THE HEREIN AGREEMENT.

4.1	The Shareholders represent and warrant that the simple payment for losses and damages shall not constitute suitable compensation for the noncompliance with any obligation herein set forth.

4.2

It is herein established that failure to attend to the General Meetings or to the Board meeting of the Company, BrT and, if applicable, of the companies in which the Company and/or BrT hold interest or come to hold interest directly or indirectly, as well as the failure to vote by any Shareholders or by board members appointed by them, under the terms of the respective Shareholders’ Agreements, assures to the damaged party to exercise the voting rights inherent to shares owned by the absent or neglecting Shareholder and, in the case of board members, of voting on behalf of the board member elected by appointment of the damaged party, as set forth in paragraph 9 of art 118 of Law no. 6404/76.

4.3

Without Prejudice to the foregoing provisions for the cases of omission or abstinence, the Shareholders grant themselves reciprocal and irrevocable power of attorney for the period of effectiveness of the herein Voting Agreement to exercise the voting rights of the Shares at the general or special meeting, with the purpose of complying with the herein Voting Agreement, in the case of a failure by the Chairman of the Meeting to calculate the vote cast against the decisions made at Prior Meeting.

V. NOTICES AND NOTIFICATIONS

5.1

All notices and notifications set forth in the herein Voting Agreement shall be made in writing, through fax with issuance confirmation, registered letter or with proof of receipt or telegram, to the addresses contained in the introduction of this instrument or to any other address that any Shareholder comes to appoint in writing to other Shareholders.

5.2

The herein Shareholders appoint their respective representatives to communicate with the Company whenever may be necessary, including to send or receive information, as set forth in paragraph 11 of article 118 of Business Corporation Act, as follows:

For Solpart: Av. Presidente Wilson no. 231, 28o andar (part) Rio de Janeiro – RJ – Brasil Fax: (5521) 2240-5126 C/O Mrs Verônica Valente Dantas and Ricardo Wiering Barros

For Lógica II: Av. Presidente Wilson no. 231, 3o andar (part) Rio de Janeiro – RJ – Brasil Fax: (5521) 2532-7112 C/O Mrs Dório Ferman and Itamar Benigno Filho

For Opp I: Av. Presidente Wilson no. 231, 3o andar (part) Rio de Janeiro – RJ – Brasil Fax: (5521) 2532-7112 C/O Mrs Dório Ferman and Itamar Benigno Filho

For Opportunity I: Av. Presidente Wilson no. 231, 3o andar (part) Rio de Janeiro – RJ – Brasil Fax: (5521) 2532-7112 C/O Mrs Dório Ferman and Itamar Benigno Filho

For Opportunity Fund: Av. Presidente Wilson no. 231, 28o andar (part) Rio de Janeiro – RJ – Brasil Fax: (5521) 3804-3480 C/O: Mrs Verônica Valente Dantas and Dório Ferman

For Cvc/Opp LP: P.O. Box 309, Ugland House George Town, Cayman Islands, Britsh West Indies Fax: (5521) 2240-5126 C/O: Mrs Danielle Silbergleid Ninio and Daniel Dantas

VI. TERM OF EFFECTIVENESS

6.1

The herein Voting Agreement executed in an irrevocable and unchangeable manner shall come into effect on the date of execution for a period equal to the term of effectiveness of Shareholders’ Agreement of Solpart or the Shareholders’ Agreement of Invitel, or their extensions, whichever occurs last.

6.2

During the effectiveness of regulatory restrictions for shares sales in private operations by investment funds, the investment fund Shareholders (and other Shareholders to which such restrictions are applicable) may request their exclusion from the herein Voting Agreement, which may be subject to the suspensive condition for the shares sales in the stock exchange or in the organized over-the-counter market within a period of 10 (ten) days following the receipt of such request by the Company, which shall transmit this request to other Shareholders. Should at the end of the said period no sale have occurred, the request must be renewed.

VII. PARTIAL INEFFECTIVENESS

7.1	Should any or more of the provisions of the herein Voting Agreement be considered null or void, the validity or effectiveness of the remaining provisions shall not be affected.

VIII. NON-REQUIREMENT OF COMPLIANCE

8.1

In the event of any shareholder fail to require the prompt compliance with any of the provisions herein set forth or with their use of any right or option thereof. Such fact shall not be construed as a novation or considered as a waiver of such provisions, rights and options and shall not affect in any way the a validity and effectiveness of the herein Voting Agreement.

IX. MISCELLANEOUS

9.1

Should the Shareholders decide to alter the herein Voting Agreement, or sign a new Shareholders` Agreement with a shareholder who is not signatory in the herein instrument, the Shareholders agree hereby to preserve the principles set forth in the herein Voting Agreement including the decisions taken by the Shareholders that shall comply with the procedure of the Prior Meetings, as established in Section III.

9.2

The provisions of the herein Voting Agreement shall prevail upon any stipulations set forth in the Company`s Bylaws, which regulate the matter herein referred to in a different manner and such matters must therefore be construed and complied with the rules set forth in the herein Voting Agreement regarding the shareholders.

9.3	The noncompliance with any rules set forth in the herein Voting Agreement shall determine the nonperformance of the infringing act before the Company.

9.4

The “WHEREAS” in the introduction of the herein Voting Agreement are an inseparable part of the herein instrument and for all legal effects must direct and guide, whether in court or out of court, its interpretation, as well as the solution to any discrepancy or dispute which may arise or exist in relation to the herein Voting Agreement.

9.5

The Shareholders are entitled to the specific execution of the stipulations in the herein Voting Agreement, under the terms of article 118 of Law no. 6404, of 12/15/1976, and the Agreement shall be filed at the head office of the Company and at the relevant registries.

9.6

The Shareholders agree to file a copy of the herein Voting Agreement at the head office of the Company, as well as acknowledging its terms to the financial institution in charge of the bookkeeping of the shares issued by the Company by placing in the margin of the share certificates, if issued, the following text.

“The Shareholders [______________] are undersigned parties of the Voting Agreement of Brasil Telecom Participações S.A. in effect from [data], which is duly filed at the head office and contains provisions regulating the exercise of the voting rights of shares they are holders. This term is drawn up for the purpose and effect of art. 118, paragraph 1 of Law no. 6.404, of 12/15/1976.”

9.7

The Shareholders agree to send a copy of this Voting Agreement for the due legal purposes to BrT and to the companies in which the Company and/or BrT hold interest or come to hold interest directly or indirectly.

9.8

The Chairman of the general meeting or board meeting of the Company, BrT or, if applicable, of the companies in which the Company and/or BrT hold interest or come to hold interest directly or indirectly, according to the case, is in charge of keeping the vote cast with an infringement to the Voting Agreement herein out of final calculation.

9.9

The herein Voting Agreement, except in the case described in the foregoing item 6.2, binds the parties and its successors and assignees to any security, and they may not be assigned or transferred, in whole or in part, without the prior clear consent of all the Shareholders.

9.10

During the term of effectiveness of the herein Voting Agreement, should a change in the control of any of the Shareholders occur, the herein Voting Agreement shall be automatically terminated by full rights, without the need for prior notification or other formality to the Shareholder whose control was transferred, and the herein agreement remains in full effect and efficiency in relation to the remaining Shareholders.

9.11

The herein Voting Agreement is the final understanding of the Shareholders concerning the matters therein regulated and prevails upon any other prior instrument or understanding signed among the Shareholders.

X. WARRANTS AND REPRESENTATIONS OF SHAREHOLDERS

10.1	Each Shareholder warrants and represents to the other Shareholder that:

(a)

it is duly organized and is validly existing in accordance with the Brazilian laws and has full power and authority, according to the case, to sign the herein Voting Agreement and undertake the obligations therein contained;

(b)

it is not part and is not bound to any deed, mortgage, lease, contract, instrument, commitment, Shareholders` or quotaholders` agreement, organization documents, bylaws and articles of incorporation or other corporate documents of any nature, regulation, mandate, sentence, decree or law in relation to which the execution of the Voting Agreement herein or the compliance with any of its terms comes to be construed as a violation, misdemeanor, breach, anticipation of obligation, noncompliance, or furthermore, which may result in the creation of pledge or other encumbrance of any kind;

(c)	it is the legal owner of the Shares which are duly registered by it;

(d)

The herein Voting Agreement is a legal, valid, efficient and binding obligation, whose compliance may be required in relation to the respective Shareholder, in accordance with the provisions herein specified.

XI. GOVERNING LAW AND SOLUTION OF CONFLICTS

11.1	This Voting Agreement and the Shareholders rights under the herein terms shall be governed and construed in accordance with the Brazilian laws.

11.2

The Shareholders, with the purpose of reaching the objectives set forth in the herein Voting Agreement, agree to seek solutions for any conflict, dispute or misunderstanding (“Controversy”) which may result from the interpretation of the provisions of the herein Voting Agreement or its applications, by creating a process for an amicable and good-faith negotiation which may be established upon the request of any of the Shareholders, in writing.

11.3

Should the Controversy persists, following a period of 30 (thirty) days from the creation of the negotiation process above referred to, it shall be solved in a final and binding manner through arbitration, which shall be conducted in the city of New York, United States of América and shall obey the provision of the Regulation for Arbitration of the International Chamber of Commerce (“ICC Arbitration Rules”), in compliance with the following provisions:

a)

The arbitration shall be conducted by a single arbitrator mutually accepted by the Shareholders in dispute. Should the Shareholders not reach a consensus in relation to the arbitrator within a period of 30 (thirty) days counting from the date in which the arbitration request was made, three arbitrators shall be appointed in accordance with the ICC Arbitration Rules in effect at the time (including, without, limitation, the provisions for arbitration with several parties). The plaintiff (or plaintiffs), on one side, and the defendant (or defendants), on the other, must each appoint an arbitrator. Should any of the Shareholders fail to appoint their respective arbitrator, ICC shall appoint it for them. The first two arbitrators appointed in conformity with the above mentioned shall appoint a third arbitrator. The third arbitrator shall be the Chief Justice. The arbitrators shall have knowledge of international business and no arbitrator shall have any relationship or commercial or professional link with any of the Shareholders 2 (two) years prior to the date of appointment in order to guarantee his/her impartiality in the matter, in accordance with the terms of article 14, of Federal Law no. 9.307/96.

b)

The arbitrators shall not be allowed to judge the litigation submitted to them with basis on the principle of equity and must bind themselves to the terms set forth in the applicable legal or contractual provision.

c)

The costs and fees charged for the arbitration shall be divided equally among the Shareholders involved and every Shareholder shall cover its own expenses through the conduction of the procedure, except in the case of arbitral decision in which one of the Shareholders must be liable for the payment of expenses incurred by the other Shareholders in the lawsuit, including reasonable lawyer fees, costs and other expenses related to the damage by which the Shareholder is considered liable.

11.4

Any decision shall be final and shall not be subject to appeal or review by any court, except if its nullity is confirmed, as pursuant to the provision in article 32, of Federal Law no. 9.307/96, or if it is noncompliant with the terms of the herein Voting Agreement. The Shareholders hereby elect the legal venue of the federal district of Brasilia as the entity in charge of executing the arbitral decision announced under the terms of this clause, with the clear exclusion of any other, regardless of how privileged it may be.

11.5	Any arbitration process resulting from the Voting Agreement herein must be conducted in a confidential manner.

Thus, as agreed, the parties sign the foregoing document on 7 (seven) copies of equal force and tenor in the presence of the undersigned witnesses.

Rio de Janeiro, September 16th, 2003

SOLPART PARTICIPAÇÕES S.A.

_____________________________
OPPORTUNITY LÓGICA II FIA

_____________________________
OPP I FIA

OPPORTUNITY FUND

CVC/OPORTUNITY EQUITY PARTNERS L.P.

Witnesses:

1. _____________________________
Name: MANUELA ULHÔA CINTRA DE MATTOS
CPF/MF Individual Taxpayers Registry no.: [Illegible]

2. _____________________________
Name: DANIELA MALUF PFEIFER
CPF/MF Individual Taxpayers Registry no.: 081.613.777-03

Translation Notice: There was no notarization on the document.

NOTHING FOLLOWS: This is as true and complete translation in accordance with the copy presented before me.

São Paulo, September 18th, 2003. Marisa Pacheco Lomba, Public Translator.

Emolumentos (fee): R$ 1365,00

No. do Recibo (Receipt): 68

São Paulo, 18 de setembro de 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer